FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

2 March 2009

HANG SENG BANK LIMITED

2008 RESULTS - HIGHLIGHTS

•	Operating profit down 22.8 per cent to HK$13,725 million (HK$17,789 million in 2007).

•	Operating profit excluding loan impairment charges and other credit risk provisions down 10.1 per cent to HK$16,501 million (HK$18,365 million in 2007).

•	Profit before tax down 26.0 per cent to HK$15,878 million (HK$21,471 million in 2007). Excluding the gain on dilution of strategic investment in 2007, profit before tax down 20.6 per cent.

•	Attributable profit down 22.7 per cent to HK$14,099 million (HK$18,242 million in 2007). Excluding the gain on dilution of strategic investment in 2007, attributable profit down 16.0 per cent.

•

Return on average shareholders' funds of 26.0 per cent (35.4 per cent in 2007). Excluding the gain on dilution of strategic investment in 2007, return on average shareholders' funds down 6.6 percentage points.

•	Assets up 2.2 per cent to HK$762.2 billion (HK$746.0 billion at 31 December 2007).

•	Earnings per share down 22.7 per cent to HK$7.37 per share (HK$9.54 per share in 2007).

•	Fourth interim dividend of HK$3.00 per share; total dividends of HK$6.30 per share for 2008 (HK$6.30 per share in 2007).

•	Capital adequacy ratio^ of 12.5 per cent (11.2 per cent at 31 December 2007); core capital ratio^ of 9.5 per cent (8.4 per cent at 31 December 2007).

•	Cost efficiency ratio of 29.2 per cent (26.6 per cent in 2007).

   ^  The capital adequacy and core capital ratios at 31 December 2008 were calculated in accordance with Basel II - foundation internal ratings-based approach which became effective on 1 January 2008, while those at 31 December 2007 were calculated in accordance with Basel II - standardised approach.

Within this document, the Hong Kong Special Administrative Region of the People's

Republic of China has been referred to as 'Hong Kong'.

Comment by Raymond Ch'ien, Chairman

Hang Seng recorded good results in the first half of 2008, but the deepening of the global financial crisis posed significant challenges during the second half, leading to a 16.0 per cent drop in attributable profit for the full year after excluding the dilution gain recorded in 2007 on our strategic investment in Industrial Bank Co. Ltd.

Net interest income rose by 10.3 per cent on the back of higher margins on Treasury's balance sheet management portfolio, steady growth in average customer advances and improved pricing on lending. However, this was outweighed by the decline in non-interest income, particularly net fee income which fell by 27.8 per cent with reduced customer appetite for investments.

Wealth management income grew during the first six months of the year, but declined sharply in the volatile market conditions of the second half. Encouraging broad-based growth in Commercial Banking income and a strong rise in Treasury earnings were offset by significantly higher loan impairment charges and other credit risk provisions.

The expanding network and service capabilities of our mainland China operations underpinned a rise in total operating income, although investment in business development, currency revaluation losses and increased loan impairment charges resulted in a drop in profit before tax. Our mainland associate, Industrial Bank Co. Ltd, increased its contribution to pre-tax profits.

Operating profit excluding loan impairment charges and other credit risk provisions fell by 10.1 per cent to HK$16,501 million. The deteriorating economic conditions led to a 381.9 per cent increase in loan and certain debt securities impairment allowances to HK$2,776 million. Operating profit was down 22.8 per cent at HK$13,725 million.

Attributable profit for 2008 was HK$14,099 million, a drop of 22.7 per cent. Earnings per share were down 22.7 per cent at HK$7.37.

Net operating income before loan impairment charges and other credit risk provisions fell by HK$1,719 million, or 6.9 per cent. Operating expenses rose by 2.2 per cent, due to investment in our mainland business. Excluding mainland operations, tighter cost control and lower performance-related payments saw operating expenses fall by 2.7 per cent. Our cost efficiency ratio was 29.2 per cent.

Profit before tax fell by 26.0 per cent to HK$15,878 million. Excluding the 2007 dilution gain, profit before tax was down 20.6 per cent.

Return on average shareholders' funds was 26.0 per cent, compared with 35.4 per cent (32.6 per cent excluding the dilution gain) a year earlier. Return on average total assets was 1.9 per cent, down 0.7 percentage points.

On 31 December 2008, our capital adequacy ratio and core capital ratio were 12.5 per cent and 9.5 per cent respectively, as calculated in accordance with the 'foundation internal ratings-based approach' under Basel II.

The Directors have declared a fourth interim dividend of HK$3.00 per share, payable on 31 March 2009. This brings the total distribution for 2008 to HK$6.30 per share, the same as in 2007.

In the worsening global financial crisis, many major economies are experiencing sharp downturns.

Declining exports and a slowdown in consumer spending has led to quarter-on-quarter economic contraction in Hong Kong since the second quarter of 2008 and unemployment is on an upward trend.

Export demand will continue to fall over the short to medium term. Domestic demand is also likely to further weaken, although this should be moderated by government-led fiscal stimulus initiatives such as investment in infrastructure and other supportive measures.

Hang Seng is a well-capitalised bank with solid fundamentals and a prudent approach to business that provides a strong anchor in the current financial storm.

Looking ahead, we will focus on leveraging our competitive advantages, including our trusted brand, strong customer relationships and comprehensive portfolio of products and services. We will take steps to enhance our leading market position and strengthen our operating capabilities to support the long-term growth of our business.

Review by Raymond Or, Vice-Chairman and Chief Executive

Hang Seng's results for 2008 reflect the increasingly difficult operating environment, particularly in the second half of the year.

Our well-considered strategy, strong brand and prudent approach to business have helped cushion the impact of the global financial storm. We strengthened our balance sheet through early action to manage credit risk in customer lending and Treasury's balance sheet management portfolio, and significantly reduced equity risk through disposal of our equity portfolios. We maintained good cost control while investing in the long-term development of our business. We achieved income growth across three of our four core customer groups but profitability was adversely affected by increased loan impairment charges and other credit risk provisions.

Our wealth management business performed well against the backdrop of declining markets, but income growth slowed in the second half. This had an adverse impact on Personal Financial Services revenue.

Strong customer relationships and successful initiatives to strengthen and promote our seamless financial services helped Commercial Banking achieve more diversified revenue streams, with year-on-year increases in every major income category. However, the unfavourable economic environment led to higher loan impairment charges.

Corporate Banking grew average customer advances and deposits, and took good advantage of opportunities to improve loan pricing.

Favourable interest rates and an encouraging increase in trading income helped Treasury record strong income growth. This was partly offset by credit risk provisions against certain investments under the balance sheet management portfolio.

We extended our mainland China network under Hang Seng Bank (China) Limited and introduced new products, helping support significant increases in the customer and deposit bases. Our investment in Industrial Bank continued to yield good returns.

Customer Groups

Personal Financial Services maintained good earnings for the first half of 2008, but recorded a 29.4 per cent decline in profit before tax to HK$8,410 million for the full year, due to a drop in wealth management income during the second half. Operating profit excluding loan impairment charges was down 30.2 per cent at HK$8,467 million.

Wealth management income was up 2.2 per cent at HK$3,518 million for the first half of 2008, but down 37.6 per cent at HK$5,389 million for the year.

As markets grew more uncertain, our diverse wealth management portfolio and time-to-market strength helped us rapidly shift our sales focus to more defensive products. The expansion of our multi-channel trading platform helped us capitalise on increased interest in foreign exchange and gold margin trading to record an increase in related revenue. Supported by our well-respected brand, we increased the number of customer investment accounts by 5.0 per cent. However, these positive developments were outweighed by the overall drop in investor activity, with investment income declining by 40.8 per cent. Private banking income fell by 75.4 per cent.

We were Hong Kong's number one life insurance provider in terms of new annualised regular premiums for first three quarters of 2008 and increased our market share, achieving good growth of HK$2,629 million, or 28.0 per cent, in net earned insurance premiums. Steps taken in the second quarter to defend the life insurance funds portfolio against the market downturn resulted in significantly reduced losses on investment returns during the second half as compared with the first. Overall, insurance income fell by 29.4 per cent.

Net interest income remained stable. A series of card acquisition and utilisation campaigns drove increases in the card base, spending and receivables. We progressed with the judicious expansion of our personal loans portfolio, which registered year-on-year growth of 18.9 per cent to HK$3.3 billion. These developments helped offset narrowing margins on deposits and mortgage lending.

Commercial Banking achieved growth in both net interest income and non-interest income. Operating profit excluding loan impairment charges rose by 6.5 per cent to HK$2,354 million. Profit before tax was down 8.6 per cent at HK$2,470 million, due to an increase in loan impairment charges.

Leveraging our large base of business customers, we selectively grew average customer advances by 14.5 per cent. Falling commodity prices and the slowdown in international trade led to a year-on-year decline in trade finance, while factoring advances grew by 2.8 per cent. Falling interest rates dragged down deposit spreads, offsetting in part the 14.7 per cent growth in net interest income from advances. Overall, net interest income rose by 2.0 per cent.

Other operating income grew by 11.8 per cent year on year. Revenue from corporate wealth management increased by 4.5 per cent and contributed 10.4 per cent of total operating income. We improved corporate life insurance product offerings and sales training, leading to a 96.6 per cent rise in revenue.

The successful launch of express China remittance services underpinned an encouraging improvement in our outward remittance market share. Our total financial solutions for retailers helped support a 27.2 per cent rise in fee income from card merchant-acquiring business. Our card merchant services were a continuing source of new customer acquisitions.

We achieved a 5.5 per cent year-on-year increase in the number of new commercial customers.

Corporate Banking's operating profit excluding loan impairment charges rose by 36.3 per cent. We attained a 37.4 per cent increase in net interest income, with increases in average customer advances and deposits of 7.9 per cent and 5.4 per cent respectively. Having exercised restraint in asset growth leading up to 2008, we were able to support Corporate Banking customers with new or renewed facilities at good risk-adjusted returns. Net interest income from advances was up 45.3 per cent. Profit before tax grew by 35.8 per cent to HK$645 million.

Treasury recorded a 98.0 per cent rise in operating profit excluding credit risk provisions to reach HK$3,037 million. Operating profit increased by 8.3 per cent to HK$1,662 million.

The balance sheet management portfolio benefited from favourable interest rate movements, with net interest income increasing by 104.4 per cent to HK$2,682 million. Beginning in late 2007 as signs of the global financial crisis began to emerge, we took steps to reduce the credit risk of our balance sheet management portfolio. Throughout 2008, we enhanced the credit quality of the debt securities portfolio through the active disposal of some negotiable instruments. During the last quarter of 2008, we made selective investments in high-quality debt securities, most of which were triple-A rated papers.  However, the growing credit crunch and deteriorating economic conditions in the second half had a negative impact on some of Treasury's balance sheet management portfolio investments. With reduced investor appetite for equities, we expanded trading income by successfully promoting foreign exchange-linked products and capital-protected investments.

Profit before tax, including share of profits from associates, increased by 24.6 per cent to HK$2,279 million.

Mainland Business

Hang Seng China opened two branches and eight sub-branches in 2008, bringing its mainland network to 33 outlets across 11 cities. Full-time equivalent staff increased by 32.2 per cent to 1,450. Improved relationship management helped drive the development of our wealth management business.

These developments underpinned encouraging growth of 73.6 per cent in the customer base and 91.8 per cent in deposits. Customer advances increased by 3.7 per cent as we tailored our lending to the prevailing economic conditions.

Total operating income rose by 63.7 per cent, but further investment in Hang Seng China's network, exchange losses on US dollar capital funds upon revaluation against the Chinese renminbi and an increase in loan impairment charges led to a fall in profit before tax.

Including our share of profit from Industrial Bank, mainland business contributed 11.9 per cent of total profit before tax, compared with 6.5 per cent a year earlier.

In the last quarter of 2008, we completed a RMB800 million deal to acquire 20 per cent of the enlarged share capital of Yantai City Commercial Bank - one of the largest city commercial banks in Shandong province. This investment will strengthen our foothold in the Mainland's rapidly developing Bohai Economic Rim region.

Rising to the Challenge

The international financial crisis created new challenges in 2008 and the year ahead is likely to be equally demanding. The global downturn may lead to further deterioration in our operating environment. Hong Kong's economy is expected to continue to contract in 2009.

Our solid financial fundamentals, strong franchise and culture of service excellence provide a good platform from which to overcome obstacles and continue to grow our business.

Our trusted brand has proved a valuable tool in deepening existing customer relationships and establishing new ones. We will continue to leverage our strong reputation to increase our market share in core business areas and in key customer segments.

Aided by our diverse portfolio of products and services and time-to-market competitive advantage, we will remain proactive in providing customised wealth management solutions in changing economic conditions.

Our Commercial Banking teams in Hong Kong, the Mainland and Macau will work together to offer our business customers the advantage of efficient one-stop financial services. We will continue to grow our corporate wealth management capabilities.

Treasury will actively manage its well-diversified portfolio and prudently expand non-interest income by offering customer-driven products and efficient service delivery.

Additional outlet openings and enhanced relationship management will help Hang Seng China attract new customers and expand its deposit bases to provide a springboard for future growth. We will build on the synergies created by our strategic partnerships.

Supported by our strong brand and dedicated staff, Hang Seng is well positioned to tackle the challenges that lie ahead, enhance our competitive strengths, and capitalise on future business opportunities.

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') reported an audited profit attributable to shareholders of HK$14,099 million for 2008, down by 22.7 per cent compared with 2007. Earnings per share were HK$7.37, down HK$2.17 from 2007.  Excluding the dilution gain arising from the bank's strategic investment in Industrial Bank Co., Ltd. ('Industrial Bank') in 2007, profit attributable to shareholders fell by 16.0 per cent. Attributable profit to shareholders for the second half of 2008 decreased by HK$4,029 million, or 44.5 per cent, when compared with the first half, adversely affected by lower wealth management income and higher loan impairment charges following the deepening of the global credit crisis and liquidity crunch.

- Operating profit excluding loan impairment charges and other credit risk provisions declined by HK$1,864 million, or 10.1 per cent, to HK$16,501 million. Although net interest income grew by 10.3 per cent as a result of asset and liability growth and improved net interest margin, this was more than offset by declining non-interest income in the second half of the year resulting from the worldwide economic downturn and deteriorating operating conditions.

-  Net interest income increased by HK$1,513 million, or 10.3 per cent. The 6.8 per cent growth in average customer deposits (notably in lower cost savings accounts and foreign currency time deposits), the 11.6 per cent rise in average customer advances, improved yields on Treasury's balance sheet management portfolios and an increase in interest earned from long-term insurance funds, compensated for squeezed mortgage pricing and narrowed deposit spreads. Net interest margin improved by 13 basis points to 2.36 per cent - net interest spread rose by 31 basis points while contribution from net free funds fell by 18 basis points to 0.21 per cent as a result of the decrease in market interest rates.

- Net fees and commissions fell by HK$1,917 million, or 27.8 per cent, largely affected by the global financial crisis which dampened customer appetite for investment. Net fees and commissions for the first half of 2008 rose by 5.8 per cent against same period in 2007 but declined sharply in the second half of 2008 as customers reacted conservatively to the international financial turmoil. Income from equities-related business fell due to the contraction in transaction volume and stock prices - the 41.0 per cent drop in stock broking and related services turnover contributed to a 31.5 per cent dip in income, while retail investment fund turnover and income were down by 69.6 per cent and 35.3 per cent respectively. Private Banking investment services fees fell by 76.6 per cent. Commission on sales of structured investment products declined by 48.4 per cent. These declines were somewhat offset by good momentum in the bank's credit card business, which achieved excellent income growth of 24.4 per cent, riding on the success of the Hang Seng enJoy card launched in 2008 as well as increases in card spending and merchant sales.

- Trading income  fell by 13.3 per cent to HK$1,455 million. Foreign exchange income rose by 60.7 per cent, attributable to the strong growth in foreign exchange profit and the sales of foreign exchange-linked products as customers shifted their investment focus away from stock markets, and lower exchange losses on forward contracts used in 'funding swap' activities in the balance sheet management portfolio. However, this was partly offset by the increase in revaluation losses on certain US dollar capital funds - maintained in the bank's mainland subsidiary bank and subject to regulatory controls - against the Chinese renminbi. Derivatives and other trading income fell by 91.3 per cent, affected by the decline in demand for equity-linked investment products and lower trading results.

-  Income  from insurance business, including net earned insurance premiums, net interest income, net fee income and net income from financial instruments designated at fair value, the change in present value of in-force business, and after deducting net insurance claims incurred and movement in policyholders' liabilities, fell by 29.4 per cent to HK$1,697 million. Despite weak investment sentiment in the market, the bank's life insurance business continued to gain market share and was ranked first in Hong Kong in terms of new annualised regular life insurance premiums in the first nine months of 2008. Life business sustained its growth momentum and net earned insurance premiums rose by HK$2,629 million, or 28.0 per cent, compared with 2007. In response to the volatile global stock market, the equity component of the investment portfolios has been largely replaced by debt securities. As a result, net interest income from life insurance business rose significantly by 47.5 per cent due to the growth in investment portfolio size. Investment loss was contained at a relatively small HK$35 million in the second half when compared with the first-half loss of HK$1,030 million.

- Net operating income before loan impairment charges and other credit risk provisions  decreased by HK$1,719 million, or 6.9 per cent, to HK$23,296 million.

- Operating expenses increased by HK$145 million, or 2.2 per cent, to HK$6,795 million, which was mainly attributable to further investment in Mainland and business development in Hong Kong. Mainland-related operating expenses rose by HK$308 million, reflecting the expansion of the network of the bank's wholly owned mainland banking subsidiary, Hang Seng Bank (China) Limited ('Hang Seng China'), from 23 to 33 outlets as well as the increase in net headcount from 1,097 to 1,450 compared with the end of 2007. Given the difficult operating environment for the year, the bank has always maintained strict cost controls. Excluding mainland operations, operating expenses fell by 2.7 per cent, with lower performance-related pay helping offset a headcount increase of 223 and the annual salary increment.

- Loan impairment charges and other credit risk provisions  rose significantly by HK$2,200 million, or 381.9 per cent, to HK$2,776 million. Individually assessed impairment charges increased by HK$675 million, or 270.0 per cent, due to credit downgrades in the weakening economy. Collectively assessed allowances rose by HK$150 million, attributable to higher charges on the card and personal loans portfolios and the update of historical loss rates on loans not individually identified as impaired. Given the current credit turmoil, the bank wrote down the carrying value of certain available-for-sale debt securities and made an impairment charge of HK$1,375 million during 2008. To align with the International Accounting Standards Board, the Council of the Hong Kong Institute of Certified Public Accountants has revised Hong Kong Accounting Standard 39 ('HKAS 39'), to permit, inter alia, reclassification, in limited circumstances, of trading assets to other categories - in particular, to 'loans and advances'. The group did not make any reclassification under the revised HKAS 39 during 2008.

- Operating profit  was down by HK$4,064 million, or 22.8 per cent, to HK$13,725 million, after accounting for the HK$2,200 million increase in loan impairment charges and other credit risk provisions in the deteriorating economic conditions.

- Profit before tax  dropped by 26.0 per cent to HK$15,878 million after taking the following items into account:

•	a HK$1,465 million gain on dilution of investment in an associate related to the listing of Industrial Bank in 2007;

•	a 79.2 per cent (or HK$300 million) decrease in net surplus on property revaluation;

•	a 62.7 per cent (or HK$449 million) fall in gains less losses from financial investments and fixed assets; and

•	a 61.1 per cent (or HK$685 million) rise in share of profits from associates, mainly contributed by Industrial Bank.

Balance sheet and key ratios

Total assets increased by HK$16.2 billion, or 2.2 per cent, to HK$762.2 billion. Customer advances rose by 6.7 per cent. In line with the bank's strategy to diversify its loan portfolio, encouraging growth was recorded in mainland lending, commercial lending, cards and personal loans. The bank took good advantage of opportunities to grow its residential mortgage lending in the active property market during the first half of 2008. In light of the unprecedented turbulence in the financial market and the interventions by the government and central bank to stabilise the financial system, the bank has continued reducing its available-for-sale debt securities holdings and shifted to debt securities issued or guaranteed by the government and central bank. Customer deposits increased by HK$13.9 billion, or 2.3 per cent, to HK$604.5 billion. At 31 December 2008, the advances-to-deposits ratio was 54.4 per cent, compared with 52.2 per cent at the end of 2007.

Shareholders' funds (excluding proposed dividends) as at 31 December 2008 were down by HK$4,830 million, or 9.5 per cent, at HK$45,890 million. This was due largely to the unrealised deficit on the revaluation reserve of available-for-sale debt securities investment as a result of wider credit spreads. The available-for-sale equities investment reserve also decreased due to the disposal of a substantial portion of the equity portfolio during the year. Retained profits fell by HK$355 million reflecting the increase in actuarial losses on the defined benefit scheme.

The return on average total assets was 1.9 per cent (2.6 per cent for 2007), while the return on average shareholders' funds was 26.0 per cent (35.4 per cent for 2007).

On 31 December 2008, the capital adequacy ratio was 12.5 per cent and the core capital ratio was 9.5 per cent, as calculated in accordance with the foundation internal ratings-based approach under Basel II which came into effect on 1 January 2008. The capital adequacy ratio and core capital ratio on 31 December 2007, calculated using the standardised approach under Basel II, were 11.2 per cent and 8.4 per cent respectively.

The bank maintained a strong liquidity position. The average liquidity ratio for 2008 was 46.4 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with an average liquidity ratio of 52.9 per cent for 2007.

The cost efficiency ratio for 2008 was 29.2 per cent, compared with 26.6 per cent for 2007.

Dividends

The Directors have declared a fourth interim dividend of HK$3.00 per share, which will be payable on 31 March 2009 to shareholders on the register of shareholders as of 18 March 2009. Together with the interim dividends for the first three quarters, the total distribution for 2008 will be HK$6.30 per share - the same as in 2007.

Customer group performance

	Personal					Inter-
	Financial	Commercial	Corporate		segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	elimination	Total

Year ended
31 December 2008

Net interest income	8,700	2,411	988	2,682	1,451	__	16,232
Net fee income/(expense)	3,696	1,066	127	(33)	113	__	4,969
Trading income/(loss)	743	245	18	641	(192)	__	1,455
Net (loss)/income from
financial instruments
designated at fair value	(1,043)	(2)	__	(10)	24	__	(1,031)
Dividend income	25	10	__	__	47	__	82
Net earned insurance premiums	12,135	213	3	__	__	__	12,351
Other operating income	439	54	2	4	202	__	701
Inter-segment income	__	__	__	__	469	(469)	__
Total operating income	24,695	3,997	1,138	3,284	2,114	(469)	34,759
Net insurance claims
incurred and movement
in policyholders' liabilities	(11,349)	(113)	(1)	__	__	__	(11,463)
Net operating income before
loan impairment charges
and other credit risk
provisions	13,346	3,884	1,137	3,284	2,114	(469)	23,296
Loan impairment charges
and other credit risk provisions	(347)	(853)	(201)	(1,375)	__	__	(2,776)
Net operating income	12,999	3,031	936	1,909	2,114	(469)	20,520
Total operating expenses^	(4,490)	(1,470)	(314)	(235)	(286)	__	(6,795)
Inter-segment expenses	(389)	(60)	(8)	(12)	__	469	__
Operating profit	8,120	1,501	614	1,662	1,828	__	13,725
Gains less losses from financial
investments and fixed assets	156	85	31	(84)	79	__	267
Net surplus on property
revaluation	__	__	__	__	79	__	79
Share of profits from associates	134	884	__	701	88	__	1,807
Profit before tax	8,410	2,470	645	2,279	2,074	__	15,878
Share of profit before tax	52.9%	15.6%	4.1%	14.4%	13.0%	0.0%	100.0%

Operating profit excluding
inter-segment transactions	8,509	1,561	622	1,674	1,359	__	13,725

Operating profit excluding loan
impairment charges
and other credit risk provisions	8,467	2,354	815	3,037	1,828	__	16,501

^Depreciation/amortisation
included in total
operating expenses	(140)	(24)	(7)	(3)	(318)	__	(492)

At 31 December 2008

Total assets	211,092	85,791	93,570	345,920	25,795	__	762,168
Total liabilities	508,596	96,905	41,981	34,575	28,485	__	710,542
Investments in associates	501	3,194	__	2,784	2,391	__	8,870
Capital expenditure
incurred during the year	374	52	14	3	223	__	666

	Personal					Inter-
	Financial	Commercial	Corporate		segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	elimination	Total

Year ended
31 December 2007

Net interest income	8,701	2,364	719	1,312	1,623	__	14,719
Net fee income/(expense)	5,726	1,005	109	(25)	71	__	6,886
Trading income/(loss)	1,086	173	9	468	(57)	__	1,679
Net income from
financial instruments
designated at fair value	1,901	2	__	4	__	__	1,907
Dividend income	14	1	__	__	37	__	52
Net earned insurance premiums	9,519	181	2	__	__	__	9,702
Other operating income/(loss)	543	47	__	(3)	160	__	747
Inter-segment income	__	__	__	__	373	(373)	__
Total operating income	27,490	3,773	839	1,756	2,207	(373)	35,692
Net insurance claims
incurred and movement
in policyholders' liabilities	(10,584)	(92)	(1)	__	__	__	(10,677)
Net operating income before
loan impairment charges
and other credit risk
provisions	16,906	3,681	838	1,756	2,207	(373)	25,015
Loan impairment charges
and other credit risk provisions	(277)	(165)	(134)	__	__	__	(576)
Net operating income	16,629	3,516	704	1,756	2,207	(373)	24,439
Total operating expenses^	(4,442)	(1,437)	(234)	(214)	(323)	__	(6,650)
Inter-segment expenses	(325)	(34)	(6)	(8)	__	373	__
Operating profit	11,862	2,045	464	1,534	1,884	__	17,789
Gain on dilution of investment
in an associate	__	__	__	__	1,465	__	1,465
Gains less losses from financial
investments and fixed assets	4	1	11	__	700	__	716
Net surplus on property
revaluation	__	__	__	__	379	__	379
Share of profits from associates	52	655	__	295	120	__	1,122
Profit before tax	11,918	2,701	475	1,829	4,548	__	21,471
Share of profit before tax	55.5%	12.6%	2.2%	8.5%	21.2%	__	100.0%

Operating profit excluding
inter-segment transactions	12,187	2,079	470	1,542	1,511	__	17,789

Operating profit excluding loan
impairment charges
and other credit risk provisions	12,139	2,210	598	1,534	1,884	__	18,365

^Depreciation/amortisation
included in total
operating expenses	(118)	(21)	(5)	(3)	(234)	__	(381)

At 31 December 2007

Total assets	190,696	80,479	79,419	358,306	37,099	__	745,999
Total liabilities	459,756	100,857	53,373	42,486	33,071	__	689,543
Investments in associates	201	2,520	__	1,138	2,318	__	6,177
Capital expenditure
incurred during the year	226	76	21	3	215	__	541

Personal Financial Services ('PFS') reported a profit before tax of HK$8,410 million for 2008, 29.4 per cent lower than last year, due largely to the adverse impact of the global economic downturn on wealth management business in the second half of the year. Operating profit excluding loan impairment charges was down 30.2 per cent at HK$8,467 million.

Net interest income remained at the same level as last year, supported mainly by the strong performance of unsecured lending, which offset narrowing margins on deposits and secured lending caused by falling interest rates.

Unsecured lending business recorded a significant year-on-year growth of 31.5 per cent in total operating income, underpinned by the satisfactory growth of credit cards-in-force as well as cards spending and receivables. The launch of a new credit card employing contactless payment technology and a series of promotional campaigns helped increase the number of cards in issue to 1.73 million, representing year-on-year growth of 13.4 per cent. Card receivables rose by 13.1 per cent year-on-year to reach HK$12.8 billion, attributable mainly to successful card utilisation campaigns. Personal lending also registered impressive growth with an 18.9 per cent year-on-year increase in loan balances to HK$3.3 billion.

Residential mortgage business paralleled the property market slow down in the second half of the year, but the bank maintained its market share in terms of total mortgage loans, which stood at 15.3 per cent as of 31 December 2008.

Non-interest income fell by 43.4 per cent. With increasingly negative investor sentiment, fee income from the selling of investment products, securities trading and private banking declined significantly. Investment returns on life insurance business were badly hit by the troubled financial markets. Nevertheless, sales of life insurance broke new record of over HK$3 billion in new annualised premiums - representing year-on-year growth of 45.0 per cent and resulting in a number one ranking in Hong Kong in terms of new business for the first three quarters of the year with a market share of 13.4 per cent.

PFS continued to strengthen its positioning in young customer segments and promote self-directed banking behaviours with the launch of a Green Banking account, a new account for tertiary students that offers secure online banking services and Hong Kong's first virtual identity bank card to facilitate secured online payment using digital certificate.

Personal e-banking continued its steady growth in 2008 with over 870,000 registered customers. The Internet channel was further developed in line with its position as a major transaction media and accounted for 75 per cent of total securities trading transactions.

Commercial Banking ('CMB') reported year-on-year increases in every major income category despite the challenging market conditions, with operating profit excluding loan impairment charges rising by 6.5 per cent  to HK$2,354 million. However, with increased loan impairment charges in the deteriorating business environment, profit before tax dropped by 8.6 per cent to HK$2,470 million. CMB contributed 15.6 per cent to the bank's total profit before tax in 2008, up 3.0 percentage points on a year earlier.

Average customer advances rose by 14.5 per cent. Falling commodity prices and international trade caused a 15.3 per cent year-on-year decline in trade finance, while factoring advances grew by 2.8 per cent. The overall reduction in interest rates dragged down deposit spreads, offsetting a 14.7 per cent increase in net interest income from advances to result in a 2.0 per cent overall increase in net interest income.

Other operating income achieved year-on-year growth of 11.8 per cent with increases seen in all major non-interest income categories. Despite challenging market conditions, Corporate Wealth Management income achieved a 4.5 per cent increase and contributed 10.4 per cent of CMB's total operating income. Following good growth in the first half of 2008, investment and treasury business was affected by weak investment sentiment and volatile market conditions in the second half, leading to a moderate income growth of 2.7 per cent for the year. Corporate life insurance business benefited from improved product offerings and sales training, leading to a 96.6 per cent increase in income.

The successful launch of express China remittance services in cooperation with Hang Seng Bank (China) Limited, Industrial Bank and Bank of Communications underpinned encouraging improvements in our outward remittance market share. Through these strengthened services, our customers can now make same-day remittances to about 100 key cities on the Mainland.

Alongside increased collaboration among the Hong Kong, Mainland and Macau teams, a branding programme was rolled out in September 2008 to establish the bank as the financial institution of choice for middle-market enterprises ('MMEs') which are in need of one-stop cross-border financial services.

CMB continued to improve its position in the merchant-acquiring business by offering total banking solutions to retailers. Fee income from card merchant-acquiring saw good growth of 27.2 per cent. Octopus card merchant services remained an important source of new customer acquisitions, with around 70 per cent of Octopus card merchants acquired in 2008 being new customers for the bank. The overall number of new commercial customers acquired in 2008 rose by 5.5 per cent.

As of 31 December 2008, more than 64,000 customers had registered for Business e-Banking services, a year-on-year increase of 26.5 per cent. Business e-Banking securities trading services were introduced in August 2008 to provide commercial customers with an efficient and convenient trading platform. The number of online business banking transactions grew by 27.8 per cent compared with 2007. To further expand service channels, the services of two Business Banking Centres were extended to offer automated banking and counter services for commercial customers.

Corporate Banking ('CIB')  achieved an increase of  36.3 per cent in operating profit excluding loan impairment charges, driven largely by satisfactory growth of  37.4 per cent in net interest income. Average customer deposits rose by 5.4 per cent. Average customer advances were up 7.9 per cent, due mainly to increased lending to property development and building & construction companies. Profit before tax rose strongly by HK$170 million, or 35.8 per cent, to HK$645 million.

Our restraint in asset growth leading up to 2008 has served us well. Throughout 2008, CIB has been able to support its customers with new or renewed facilities at good risk-adjusted returns. Net interest income from advances grew by 45.3 per cent.

CIB remained active in financing mainland projects of Hong Kong-based corporations during 2008 and continued to expand its mainland customer base. Average customer deposits on the Mainland recorded encouraging growth of 50.9 per cent while loan balances remained flat due to macro-economic control and repayments.

Treasury ('TRY') reported a strong growth of 87.0 per cent in operating income, due mainly to improved interest margins on the balance sheet management portfolio under low global interest rates.

In the face of slowing economic activity and the growing credit crisis, Treasury further strengthened its prudent risk management strategy. By rebalancing its investment portfolio with a particular focus on investing in high quality papers, Treasury achieved an impressive HK$1,370 million, or 104.4 per cent, increase in net interest income from balance sheet management portfolios.

Net trading income also recorded encouraging growth of 37.0 per cent, or HK$173 million. Income from foreign exchange spot and derivative trading remained the central pillar of trading income. In the uncertain market conditions, sales of capital-protected investment instruments and other foreign exchange linked products enjoyed strong growth.

The financial turmoil that took hold of markets in the second half of the year affected the credit quality of some investments under the balance sheet management portfolio, resulting in an impairment provision of HK$1,375 million, which partly offset the growth in operating income.

Despite the credit challenges, profit before tax taking into account the increase in share of profits from associates grew by 24.6 per cent to HK$2,279 million, contributing 14.4 per cent to the group's total profit before tax.

Mainland business

Headquartered in Shanghai, the bank's mainland subsidiary, Hang Seng Bank (China) Limited ('Hang Seng China'), marked its first anniversary in May 2008. At the end of 2008, Hang Seng China operated a network of 33 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou, Ningbo, Tianjin and Kunming. The bank has a branch in Shenzhen for foreign currency wholesale business and a representative office in Xiamen.

To strengthen its foothold in the rapidly developing Bohai Economic Rim region, in January 2008 the bank signed an agreement to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank ('YTCCB') - one of the largest city commercial banks in Shandong Province - for a consideration of RMB800 million. The bank obtained formal approval for the deal from the China Banking Regulatory Commission on 5 December 2008 and paid the purchase consideration to YTCCB on 31 December 2008.

Hang Seng China set up strategic business collaborations during 2008, working with various insurance companies to enrich its insurance product offerings, expanding its mortgage loan business by cooperating with a guarantee company and property agencies, providing additional Chinese renminbi depository channels and express China remittance services through partnering with mainland banks, and preparing for the issuance of a debit card and expanding its service channel coverage by joining China UnionPay.

These developments helped solidify relationships with existing customers and reach out to new ones, with the number of Prestige Banking customers and corporate customers up by 154 per cent and 20 per cent respectively. Under the current economic turmoil, balance sheet structure was further improved by successful efforts to build a stronger deposit base. Total operating income rose by 63.7 per cent, benefiting from impressive increases in both non-interest income and net interest income, supported by a 3.7 per cent increase in customer advances and a strong 91.8 per cent growth in customer deposits. Profit before tax fell substantially, affected by the cost of investments in human resources and branch network, an exchange loss on US dollar capital funds upon revaluation against the Chinese renminbi, and an increase in loan impairment charges.

Including the bank's share of profit from Industrial Bank, mainland business contributed 11.9 per cent of total profit before tax, compared with 6.5 per cent in 2007.

The financial information in this news release is based on the audited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') for the year ended 31 December 2008.

1      Highlights of Results

2      Chairman's Comment

4      Chief Executive's Review

8      Results Summary

12    Customer Group Performance

17    Mainland Business

18    Contents

20    Consolidated Income Statement

21    Consolidated Balance Sheet

22    Consolidated Statement of Recognised Income and Expense

23    Consolidated Cash Flow Statement

24    Financial Review

        24    Net interest income

        26    Net fee income

        27    Trading income

        28    Net (loss)/income from financial instruments designated at fair value

        28    Other operating income

        29    Analysis of income from wealth management business

        32    Loan impairment charges and other credit risk provisions

        33    Operating expenses

        34    Gains less losses from financial investments and fixed assets

        34    Gains on dilution of investment in an associate

        35    Tax expense

        36    Earnings per share

        36    Dividends per share

        36    Segmental analysis

        38    Analysis of assets and liabilities by remaining maturity

        40    Cash and balances with banks and other financial institutions

        40    Placings with and advances to banks and other financial institutions

        41    Trading assets

        42    Financial assets designated at fair value

        43    Advances to customers

        44    Loan impairment allowances against advances to customers

        45    Impaired advances and allowances

        46    Overdue advances

        47    Rescheduled advances

        47    Segmental analysis of advances to customers by geographical area

        48    Gross advances to customers by industry sector

        50    Financial investments

        52    Amounts due from/to immediate holding company and fellow subsidiary companies

        53    Investments in associates

        53    Intangible assets

        53    Other assets

        54    Current, savings and other deposit accounts

        54    Certificates of deposit and other debt securities in issue

        55    Trading liabilities

        55    Other liabilities

        56    Subordinated liabilities

        57    Shareholders' funds

        58    Capital resources management

        59    Liquidity ratio

        60    Reconciliation of cash flow statement

        61    Contingent liabilities, commitments and derivatives

        64    Statutory accounts and accounting policies

        64    Comparative figures

        65    Property revaluation

        65    Foreign currency positions

        66    Ultimate holding company

        66    Register of shareholders

        66    Proposed timetable for 2009 quarterly dividends

        67    Code on corporate governance practices

        67    Board of Directors

        67    News release

	Year ended 31 December
Figures in HK$m	2008	2007

Interest income	26,172	34,406
Interest expense	(9,940)	(19,687)
Net interest income	16,232	14,719
Fee income	5,704	7,682
Fee expense	(735)	(796)
Net fee income	4,969	6,886
Trading income	1,455	1,679
Net (loss)/income from financial instruments
designated at fair value	(1,031)	1,907
Dividend income	82	52
Net earned insurance premiums	12,351	9,702
Other operating income	701	747
Total operating income	34,759	35,692
Net insurance claims incurred and
movement in policyholders' liabilities	(11,463)	(10,677)
Net operating income before loan impairment
charges and other credit risk provisions	23,296	25,015
Loan impairment charges and other credit risk provisions	(2,776)	(576)
Net operating income	20,520	24,439
Employee compensation and benefits	(3,452)	(3,585)
General and administrative expenses	(2,851)	(2,684)
Depreciation of premises, plant and equipment	(432)	(348)
Amortisation of intangible assets	(60)	(33)
Total operating expenses	(6,795)	(6,650)
Operating profit	13,725	17,789
Gain on dilution of investment in an associate	__	1,465
Gains less losses from financial investments and fixed assets	267	716
Net surplus on property revaluation	79	379
Share of profits from associates	1,807	1,122
Profit before tax	15,878	21,471
Tax expense	(1,779)	(2,865)
Profit for the year	14,099	18,606

Profit attributable to shareholders	14,099	18,242
Profit attributable to minority interests	__	364
	14,099	18,606

Dividends	12,045	12,045
Earnings per share (in HK$)	7.37	9.54

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	2008	2007

Interest income	25,599	33,701
Interest expense	(8,366)	(17,343)
Net interest income	17,233	16,358
Net interest income and expense reported as 'Net trading income'	(1,211)	(1,753)
Net interest income and expense reported as 'Net income from
financial instruments designated at fair value'	210	114

Consolidated Balance Sheet

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Assets
Cash and balances with banks and
other financial institutions	24,822	16,864
Placings with and advances to banks and
other financial institutions	69,579	113,029
Trading assets	108,389	10,390
Financial assets designated at fair value	7,798	13,892
Derivative financial instruments	7,104	4,702
Advances to customers	329,121	308,356
Financial investments	181,159	244,294
Investments in associates	8,870	6,177
Investment properties	2,593	2,581
Premises, plant and equipment	7,090	6,794
Interest in leasehold land held for own use
under operating lease	551	565
Intangible assets	3,385	2,889
Other assets	11,506	15,465
Deferred tax assets	201	1
	762,168	745,999

Liabilities
Current, savings and other deposit accounts	562,183	546,653
Deposits from banks	11,556	19,736
Trading liabilities	48,282	48,151
Financial liabilities designated at fair value	1,407	1,498
Derivative financial instruments	14,945	4,683
Certificates of deposit and other
debt securities in issue	2,772	5,685
Other liabilities	15,448	17,850
Liabilities to customers under insurance contracts	43,835	33,089
Current tax liabilities	94	1,479
Deferred tax liabilities	711	1,365
Subordinated liabilities	9,309	9,354
	710,542	689,543

Capital resources
Share capital	9,559	9,559
Retained profits	32,518	32,873
Other reserves	3,813	8,288
Proposed dividends	5,736	5,736
Shareholders’ funds	51,626	56,456

	762,168	745,999

Consolidated Statement of Recognised Income and Expense

	Year ended 31 December
Figures in HK$m	2008	2007

Unrealised surplus on revaluation of premises, net of tax	143	443
Tax on realisation of revaluation surplus on disposal
of premises	4	45
Available-for-sale investments reserve, net of tax:
- fair value changes taken to equity
-- on debt securities	(3,367)	(429)
-- on equity shares	(1,905)	2,023
- fair value changes transferred to income statement:
-- on impairment	543	__
-- on hedged items	(418)	(181)
-- on disposal	(568)	(444)
Cash flow hedges reserve, net of tax:
- fair value changes taken to equity	735	146
- fair value changes transferred to income statement	(317)	218
Actuarial (losses) on defined benefit plans, net of tax	(2,518)	(1,243)
Exchange differences on translation of financial statements
of overseas branches, subsidiaries and associates	627	527
Effect of decrease in tax rate in deferred tax balance
at 1 January	30	__
Net (expense)/income recognised directly in equity	(7,011)	1,105
Profit for the year	14,099	18,606
Total recognised income and expense for the year	7,088	19,711

Attributable to shareholders	7,088	19,347
Attributable to minority interests	__	364
	7,088	19,711

Consolidated Cash Flow Statement

	Year ended 31 December
Figures in HK$m	2008	2007

Net cash (outflow)/inflow from operating activities	(86,830)	21,070

Cash flows from investing activities

Dividends received from associates	287	207
Purchase of an interest in an associate	(909)	__
Purchase of available-for-sale investments	(79,103)	(90,693)
Purchase of held-to-maturity debt securities	(198)	(504)
Proceeds from sale or redemption of
available-for-sale investments	136,534	91,813
Proceeds from redemption of
held-to-maturity debt securities	123	43
Purchase of fixed assets and intangible assets	(666)	(540)
Proceeds from sale of fixed assets and assets held for sale	272	1,130
Interest received from available-for-sale investments	8,188	9,756
Dividends received from available-for-sale investments	80	49
Net cash outflow from increase in stake of subsidiaries	__	(2,409)
Net cash inflow from investing activities	64,608	8,852

Cash flows from financing activities

Dividends paid	(12,045)	(9,942)
Interest paid for subordinated liabilities	(396)	(473)
Proceeds from subordinated liabilities	__	2,342
Net cash outflow from financing activities	(12,441)	(8,073)
(Decrease)/increase in cash and cash equivalents	(34,663)	21,849

Cash and cash equivalents at 1 January	113,474	90,275
Effect of foreign exchange rate changes	(2,695)	1,350
Cash and cash equivalents at 31 December	76,116	113,474

Financial Review

Net interest income

Figures in HK$m	2008	2007

Net interest income/(expense) arising from:
- financial assets and liabilities that are not at fair value
through profit and loss	17,277	16,404
- trading assets and liabilities	(1,211)	(1,753)
- financial instruments designated at fair value	166	68
	16,232	14,719

Average interest-earning assets	688,252	661,469

Net interest spread	2.15%	1.84%
Net interest margin	2.36%	2.23%

Net interest income rose by HK$1,513 million, or 10.3 per cent, to HK$16,232 million with a 4.0 per cent increase in average interest-earning assets.

Average customer advances rose 11.6 per cent, with notable increases in higher yielding personal loans, card advances, trade finance and mainland loans. The active property market in first half of 2008 drove strong growth in average mortgage lending, but this was partly offset by compressed mortgage pricing in the intensely competitive and low interest rate environment. Overall, the total loan portfolio contributed HK$846 million to the growth in net interest income.

Benefiting from low market interest rates, Treasury balance sheet management income registered strong growth, contributing HK$1,370 million to the increase in net interest income. The interest earned from the life insurance funds investment portfolio also recorded encouraging growth of HK$473 million, reflecting the increase in the size of the portfolio.

Average customer deposits grew by 6.8 per cent, mainly reflecting increases in savings and foreign currency time deposits. However, the favourable impact of the growth in deposits and low-cost savings balances were more than offset by narrower time deposit spreads with little room to reduce customer rates under the low interest rate environment. Net interest income from deposit products fell by HK$270 million.

The contribution from net free funds fell by HK$906 million due to the decrease in market interest rates, but this was partly offset by the increase in level of net free funds (including non-interest-bearing account balances and net shareholders' funds).

Net interest margin rose by 13 basis points to 2.36 per cent. Net interest spread increased by 31 basis points to 2.15 per cent, benefiting from growth in low cost customer deposits, better yields on the Treasury balance sheet management portfolios and the lagged effect of asset re-pricing following several prime interest rate cuts in 2008. Contribution from net free funds, however, fell by 18 basis points to 0.21 per cent as a result of the fall in market interest rates. Including the net decrease of HK$305 million in funding swap costs - which were recognised as foreign exchange losses under trading income - net interest income increased by HK$1,818 million, or 12.8 per cent, and net interest margin improved by 18 basis points to 2.34 per cent.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income'. Income arising from financial instruments designated at fair value through profit and loss is reported as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	2008	2007

Net interest income	17,233	16,358
Average interest-earning assets	664,750	643,655

Net interest spread	2.34%	1.98%
Net interest margin	2.59%	2.54%

Net fee income

Figures in HK$m	2008	2007

- Stockbroking and related services	1,359	1,985
- Retail investment funds	1,084	1,676
- Structured investment products	341	661
- Insurance	98	115
- Account services	282	284
- Private banking	234	1,000
- Remittances	212	193
- Cards	1,304	1,048
- Credit facilities	132	110
- Trade services	409	406
- Other	249	204
Fee income	5,704	7,682
Fee expense	(735)	(796)
	4,969	6,886

Net fee income fell by HK$1,917 million, or 27.8 per cent, to HK$4,969 million, compared with 2007.

Hang Seng achieved good growth in stockbroking and related services, retail investment funds and sales of structured investment products in the first half of 2008. However, the worldwide economic downturn drove a sharp deterioration in the operating environment in the second half of 2008, adversely affecting many business activities that generate fee-based income. Revenue from stockbroking and related services, retail investment funds and sales of structured investment products fell by 31.5 per cent, 35.3 per cent and 48.4 per cent respectively for the full year. Private banking investment services fee income dropped by 76.6 per cent as customers become more conservative towards investment.

Card services income sustained good growth momentum, rising by 24.4 per cent on the back of the increase in number of cards in circulation as well as the 15.9 per cent rise in card spending and the 38.6 per cent growth in merchant sales. The launch of the Hang Seng enJoy card, which employs contactless payment technology, was well received by the market and helped to boost the number of cards in issue by about 13.4 per cent.

Remittances and credit facilities rose by 9.8 per cent and 20.0 per cent respectively.

Compared with the first half of 2008, net fee income in the second half fell by HK$1,085 million, or 35.8 per cent, due mainly to declines in income from stockbroking and related services, retail investment funds and private banking.

Trading income

Figures in HK$m	2008	2007

Trading income:
- foreign exchange	1,384	861
- securities, derivatives and other trading activities	71	818
	1,455	1,679

Trading income dropped by HK$224 million, or 13.3 per cent, to HK$1,455 million, compared with 2007. The HK$523 million increase in foreign exchange income takes into account two specific items not related to normal foreign exchange trading. First, an exchange loss of HK$156 million was incurred in 2008 (HK$461 million in 2007) on forward contracts employing 'funding swap' activities^   in the balance sheet management portfolios. Also, the revaluation loss on the US dollars capital funds of Hang Seng China amounted to HK$194 million in 2008 (HK$171 million in 2007). The capital funds were injected in US dollars and pending regulatory approval for conversion into Chinese renminbi, and the revaluation against Chinese renminbi was recognised as a foreign exchange loss. Excluding these two unfavourable items, normal foreign exchange trading registered encouraging growth of HK$241 million, or 16.1 per cent, reflecting the bank's ability to capture good opportunities to sustain its income from proprietary trading and customer-driven business (particularly foreign exchange-linked products) in volatile financial market conditions. The bank will work to further develop sustainable competitive advantages in this area by enhancing product pricing, sales synergy and system support when launching innovative products in both Hong Kong and the Mainland.

Income from securities, derivatives and other trading activities fell by HK$747 million, or 91.3 per cent, due to lower demand for equity-linked structured products and unfavourable trading results.

^Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Net (loss)/income from financial instruments designated at fair value

Figures in HK$m	2008	2007

Net (loss)/income on assets designated at fair value
which back insurance and investment contracts	(1,045)	1,903

Net change in fair value of other financial instruments
designated at fair value	14	4
	(1,031)	1,907

Financial instruments designated at fair value reported a net loss of HK$1,031 million, compared with a HK$1,907 million gain in 2007, reflecting the weak performance of the investment assets of the life insurance portfolio in the turbulent market conditions of 2008. In response to the volatile global stock market, the equity component of the investment portfolios has been replaced substantially by high quality debt securities. As a result, the investment loss was contained at a relatively low level of HK$15 million in the second half of 2008 when compared with a loss of HK$1,030 million in the first half.

Other operating income

Figures in HK$m	2008	2007

Rental income from investment properties	138	139
Movement in present value of in-force long-term
insurance business	382	397
Other	181	211
	701	747

Analysis of income from wealth management business

Figures in HK$m	2008	2007

Investment income:
- retail investment funds	1,084	1,676
- structured investment products^	882	1,492
- private banking^^	248	1,009
- securities broking and related services	1,359	1,985
- margin trading and others	119	78
	3,692	6,240
Insurance income:
- life insurance	1,383	2,055
- general insurance and others	314	348
	1,697	2,403
Total	5,389	8,643

^ Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

^^ Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

Wealth management business remained strong and maintained balanced growth in the first half of 2008, but was subsequently affected by the global economic turmoil and deteriorating economic environment in the second half of the year. Investment income and insurance income for 2008 fell by 40.8 per cent and 29.4 per cent respectively when compared with a year earlier.

While the operating environment deteriorated rapidly and many financial institutions were impacted in the second half of 2008, the bank's adaptable wealth management strategy proved successful in maintaining its leadership position in the market by providing diversified income streams from a wide product range. To offer greater peace of mind to customers amid the financial market turmoil, the focus of wealth management sales was shifted to highly defensive products, such as capital-protected investments and life insurance. The bank's reputation for stringent risk control in the development and selection of the suitable products for customers proved an important competitive advantage and further strengthened the bank's position as one of the most preferred financial institutions in Hong Kong.

The worldwide economic downturn that took hold in the second half of 2008 adversely affected financial markets-related income. Although the bank offers a wide variety of investment funds to meet the changing risk appetites of investors, investment fund income (including sales commissions and management fees) fell by 35.3 per cent to HK$1,084 million with turnover down by 69.6 per cent. Funds under management (excluding private banking) declined by 37.3 per cent to HK$51.5 billion compared with the end of 2007, due mostly to a decline in the market value of the funds resulting from declining financial market values.

Throughout the year, equity markets remained difficult and market values trended sharply downward. The bank continued to distribute a wide range of structured products offering flexibility of investment options and potential returns, but with increasing investor caution, income from structured investment products declined by 40.9 per cent. The sluggish equity markets also affected securities broking and related services income, which fell by 31.5 per cent to HK$1,359 million.

Following strong growth in 2007, Private Banking was adversely affected by weak investment sentiment. This led to lower customer transactions and a 75.4 per cent decrease in wealth management income for 2008. Private banking's customer base maintained stable growth, which will help support a solid recovery in income growth once financial markets stabilise and investor confidence returns. Assets under management dropped by 42.0 per cent, due largely to the fall in the market value of assets under the volatile financial conditions.

Life insurance income declined by HK$672 million, or 32.7 per cent, to HK$1,383 million (analysed in the table below). Despite poor investment sentiment, the bank was able to sustain its robust growth in life insurance, topping the league in terms of new annualised regular life insurance premiums for the first three quarters of the year and gaining market share. The bank continued to enhance its strong position in providing retirement savings and protection products to its banking customers. New features were added to the bank's flagship life insurance product - the Income Select Life Insurance Plan. Net earned insurance premiums were up by HK$2,629 million, or 28.0 per cent.  In response to the volatile global stock markets, the equity component of the life insurance funds investment portfolio has been replaced substantially by debt securities. As a result, net interest income from life insurance business rose significantly by 47.5 per cent due to the growth in investment portfolio size. In addition, the loss on investment returns on life insurance funds was significantly contained at a low level of HK$35 million in second half when compared with the loss of HK$1,030 million in the first half of the year.

General insurance income dropped by 9.8 per cent to HK$314 million.

Figures in HK$m	2008	2007

Life insurance:
- net interest income and fee income	1,400	943
- investment returns on life insurance
funds	(1,065)	1,903
- net earned insurance premiums	12,023	9,394
- claims, benefits and surrenders paid	(676)	(609)
- movement in policyholders' liabilities^	(10,703)	(9,991)
- reinsurers' share of claims incurred and
movement in policyholders' liabilities	22	18
- movement in present value of in-force
long-term insurance business	382	397
	1,383	2,055
General insurance and others	314	348
Total	1,697	2,403

^ Including premium and investment reserves

Loan impairment charges and other credit risk provisions

Figures in HK$m	2008	2007

Loan impairment charges:
- individually assessed	(925)	(250)
- collectively assessed	(476)	(326)
	(1,401)	(576)
Of which:
- new and additional	(1,505)	(702)
- releases	48	64
- recoveries	56	62
	(1,401)	(576)

Other provision	(1,375)	__

Loan impairment charges and other
credit risk provisions	(2,776)	(576)

Loan impairment charges and other credit risk provisions increased substantially by HK$2,200 million, or 381.9 per cent, to HK$2,776 million. The charge for individually assessed impairment provisions increased by HK$675 million, or 270.0 per cent, due mainly to the downgrading of certain corporate and commercial banking customers in the weakening credit environment. However, these provisions were partly offset by a net release on the mortgage portfolio.

Collectively assessed provisions rose by HK$150 million, or 46.0 per cent, reflecting the combined effect of the HK$81 million rise in allowances on card and personal loan portfolios and the HK$69 million increase in allowances for loans not individually identified as impaired as a result of the periodical update of historical loss rates to reflect the turbulence of the global credit markets.

Other credit risk provisions registered an impairment charge of HK$1,375 million in 2008. During the third quarter, growing volatility in major financial markets had an adverse impact on Hang Seng's investment securities. The bank wrote down the carrying value of certain available-for-sale debt securities and made an impairment charge of HK$1,375 million.

Operating expenses

Figures in HK$m	2008	2007

Employee compensation and benefits:
- salaries and other costs	2,817	2,443
- performance-related pay	462	1,095
- retirement benefit costs	173	47
	3,452	3,585
General and administrative expenses:
- rental expenses	423	379
- other premises and equipment	926	820
- marketing and advertising expenses	516	601
- other operating expenses	986	884
	2,851	2,684
Depreciation of business premises
and equipment	432	348
Amortisation of intangible assets	60	33
	6,795	6,650

Cost efficiency ratio	29.2%	26.6%

Staff numbers^ by region	2008	2007

Hong Kong	8,256	8,033
Mainland	1,450	1,097
Others	58	60
Total	9,764	9,190

^ Full-time equivalent

Operating expenses rose slightly by HK$145 million, or 2.2 per cent, to HK$6,795 million, reflecting the bank's traditional cost discipline in the difficult economic environment. Excluding mainland operations, operating expenses fell slightly by 2.7 per cent.

Employee compensation and benefits declined by HK$133 million. Salaries and other costs increased by 15.3 per cent, reflecting the annual salary increment and an increase in the number of full-time equivalent staff. Performance-related pay expenses were down 57.8 per cent while  retirement benefit costs increased due to the change in actuarial assumptions made on the expected rate of salary increases at the end of 2007. General and administrative expenses rose by 6.2 per cent. Increasing rental costs for branches in Hong Kong, new branches in the Mainland and the bank's large office premises in Kowloon Bay resulted in higher rental costs. IT costs also rose. These expenses were partly offset by controlled spending in marketing and advertising. Depreciation was up by HK$84 million due to the acquisition of equipment, fixtures and fittings for the bank's Kowloon Bay office and Headquarters building in Central.

The number of full-time equivalent staff rose by 574 compared with 2007 year-end. New hires to support Hang Seng China's mainland expansion accounted for 61.5 per cent of the total rise. The remaining increase was due to investment in the expansion of CMB's relationship management and wealth management teams as well as IT systems development needs.

The cost efficiency ratio for 2008 was 29.2 per cent, compared with 26.6 per cent in 2007.

Gains less losses from financial investments and fixed assets

Figures in HK$m	2008	2007

Net gains from disposal of
available-for-sale equity securities	646	449
Net losses from disposal of
available-for-sale debt securities	(83)	__
Impairment of available-for-sale equity securities	(284)	__
Gains less losses on disposal of investment properties	__	208
Gains less losses on disposal of fixed assets	(12)	59
	267	716

Gains less losses from financial investments and fixed assets fell by HK$449 million, or 62.7 per cent, to HK$267 million. Net gains from the disposal of available-for-sale equity securities rose by HK$197 million, or 43.9 per cent, to HK$646 million, and comprised primarily profit realised from the partial disposal of shares held in MasterCard Inc. and the redemption of shares in Visa Inc. following its IPO early in 2008. In accordance with Hong Kong accounting standards, an impairment charge of HK$284 million was made for certain available-for-sale equity securities. Gains less losses on disposal of investment properties was lower due to fewer property disposals.

Gain on dilution of investment in an associate

In 2007, the group recorded a dilution gain of HK$1,465 million resulting from its investment in Industrial Bank. No such gain was made in 2008.

Tax expense

Taxation in the consolidated income statement represents:

Figures in HK$m	2008	2007

Current tax - provision for Hong Kong profits tax
Tax for the year	2,167	2,912
Adjustment in respect of prior year	(350)	(141)

Current tax - taxation outside Hong Kong
Tax for the year	(21)	29

Deferred tax
Origination and reversal of temporary differences	31	65
Effect of decrease in tax rate
on deferred tax balances at 1 January	(48)	__

Total tax expense	1,779	2,865

The current tax provision is based on the estimated assessable profit for 2008, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 16.5 per cent (17.5 per cent as in 2007). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Earnings per share

The calculation of earnings per share in 2008 is based on earnings of HK$14,099 million (HK$18,242 million in 2007) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2007).

Dividends per share

		2008		2007
	HK$	HK$m	HK$	HK$m
	per share		per share

First interim	1.10	2,103	1.10	2,103
Second interim	1.10	2,103	1.10	2,103
Third interim	1.10	2,103	1.10	2,103
Fourth interim	3.00	5,736	3.00	5,736
	6.30	12,045	6.30	12,045

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rates for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a)    By customer group

The group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

Profit before tax contributed by the customer groups in 2008 compared with 2007 is set out in the table below. More customer group analysis and discussions are set out in the 'Customer group performance' section on page 12.

Personal
	Financial	Commercial	Corporate
Figures in HK$m	Services	Banking	Banking	Treasury	Other	Total

Year ended 31 December 2008

Profit before tax	8,410	2,470	645	2,279	2,074	15,878
Share of profit before tax	52.9%	15.6%	4.1%	14.4%	13.0%	100.0%

Year ended 31 December 2007

Profit before tax	11,918	2,701	475	1,829	4,548	21,471
Share of profit before tax	55.5%	12.6%	2.2%	8.5%	21.2%	100.0%

(b)    By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	Hong Kong	Americas	Mainland and other	Total

Year ended 31 December 2008

Income and expense
Total operating income	31,381	2,378	1,000	34,759
Profit before tax	12,834	1,771	1,273	15,878
Capital expenditure incurred	545	__	121	666

At 31 December 2008

Total assets	656,411	55,365	50,392	762,168
Total liabilities	680,296	1,238	29,008	710,542
Contingent liabilities and commitments	196,778	__	13,464	210,242

Year ended 31 December 2007

Income and expense
Total operating income	33,259	1,782	651	35,692
Profit before tax	17,150	1,748	2,573	21,471
Capital expenditure incurred	432	__	109	541

At 31 December 2007

Total assets	630,989	71,082	43,928	745,999
Total liabilities	663,333	4,020	22,190	689,543
Contingent liabilities and commitments	200,462	__	15,007	215,469

 Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as 'Trading'.

		One
		month	One	Three	One
	Repayable	or less	month	months	year	Over		No
	on	but not on	to three	to	to five	five		contractual
Figures in HK$m	demand	demand	months	one year	years	years	Trading	maturity	Total

Assets
Cash and balances with
banks and other
financial institutions	24,822	__	__	__	__	__	__	__	24,822
Placings with and
advances to banks and
other financial institutions	6,440	40,585	15,934	6,620	__	__	__	__	69,579
Trading assets	__	__	__	__	__	__	108,389	__	108,389
Financial assets designated
at fair value	__	35	91	1,052	6,004	230	__	386	7,798
Derivative financial
instruments	__	129	252	744	285	__	5,694	__	7,104
Advances to customers	19,056	14,830	22,376	47,777	121,586	103,496	__	__	329,121
Financial investments	5	9,921	15,718	28,041	101,512	25,379	__	583	181,159
Investments in associates	__	__	__	__	__	__	__	8,870	8,870
Investment properties	__	__	__	__	__	__	__	2,593	2,593
Premises, plant and
equipment	__	__	__	__	__	__	__	7,090	7,090
Interest in leasehold land
held for own use under
operating lease	__	__	__	__	__	__	__	551	551
Intangible assets	__	__	__	__	__	__	__	3,385	3,385
Other assets	4,224	1,781	1,636	3,570	51	8	__	236	11,506
Deferred tax assets	__	__	__	__	__	__	__	201	201
At 31 December 2008	54,547	67,281	56,007	87,804	229,438	129,113	114,083	23,895	762,168

Liabilities
Current, savings and
other deposit accounts	358,976	128,083	60,146	13,916	777	285	__	__	562,183
Deposits from banks	5,712	4,274	1,279	291	__	__	__	__	11,556
Trading liabilities	__	__	__	__	__	__	48,282	__	48,282
Financial liabilities
designated at fair value	3	__	__	__	998	__	__	406	1,407
Derivative financial
instruments	__	1	__	5	304	259	14,376	__	14,945
Certificate of deposit and
other debt securities
in issue	__	295	__	1,082	1,395	__	__	__	2,772
Other liabilities	4,657	2,154	1,225	2,996	69	116	__	4,231	15,448
Liabilities to customers
under insurance contracts	__	__	__	__	__	__	__	43,835	43,835
Current tax liabilities	__	1	__	93	__	__	__	__	94
Deferred tax liabilities	__	__	__	__	__	__	__	711	711
Subordinated liabilities	__	__	__	__	9,309	__	__	__	9,309
At 31 December 2008	369,348	134,808	62,650	18,383	12,852	660	62,658	49,183	710,542

		One
		month	One	Three	One
	Repayable	or less	month	months	year	Over		No
	on	but not on	to three	to	to five	five		contractual
Figures in HK$m	demand	demand	months	one year	years	years	Trading	maturity	Total

Assets
Cash and balances with
banks and other
financial institutions	16,864	__	__	__	__	__	__	__	16,864
Placings with and
advances to banks and
other financial institutions	30,427	62,943	18,374	1,285	__	__	__	__	113,029
Trading assets	__	__	__	__	__	__	10,390	__	10,390
Financial assets designated
at fair value	__	__	305	146	2,481	4,963	__	5,997	13,892
Derivative financial
instruments	5	115	210	392	210	3	3,767	__	4,702
Advances to customers	19,863	15,111	24,885	50,290	93,575	104,632	__	__	308,356
Financial investments	300	19,371	22,458	55,071	126,395	16,462	__	4,237	244,294
Investments in associates	__	__	__	__	__	__	__	6,177	6,177
Investment properties	__	__	__	__	__	__	__	2,581	2,581
Premises, plant and
equipment	__	__	__	__	__	__	__	6,794	6,794
Interest in leasehold land
held for own use under
operating lease	__	__	__	__	__	__	__	565	565
Intangible assets	__	__	__	__	__	__	__	2,889	2,889
Other assets	6,476	4,200	2,630	1,492	262	8	__	397	15,465
Deferred tax assets	__	__	__	__	__	__	__	1	1
At 31 December 2007	73,935	101,740	68,862	108,676	222,923	126,068	14,157	29,638	745,999

Liabilities
Current, savings and other
deposit accounts	312,427	177,361	42,612	13,055	913	285	__	__	546,653
Deposits from banks	1,791	12,994	2,640	2,311	__	__	__	__	19,736
Trading liabilities	__	__	__	__	__	__	48,151	__	48,151
Financial liabilities
designated at fair value	41	__	__	__	997	__	__	460	1,498
Derivative financial
instruments	__	7	11	25	47	58	4,535	__	4,683
Certificate of deposit and
other debt securities
in issue	__	8	__	2,857	2,820	__	__	__	5,685
Other liabilities	8,433	4,996	1,718	1,352	124	12	__	1,215	17,850
Liabilities to customers
under insurance contracts	__	__	__	__	__	__	__	33,089	33,089
Current tax liabilities	__	__	__	1,479	__	__	__	__	1,479
Deferred tax liabilities	__	__	__	__	__	__	__	1,365	1,365
Subordinated liabilities	__	__	__	__	9,354	__	__	__	9,354
At 31 December 2007	322,692	195,366	46,981	21,079	14,255	355	52,686	36,129	689,543

Cash and balances with banks and other financial institutions

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Cash in hand	3,696	3,308
Balances with central banks	2,426	6,004
Balances with banks and other financial institutions	18,700	7,552
	24,822	16,864

Placings with and advances to banks and other financial institutions

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Placings with and advances to banks and
other financial institutions maturing within one month	47,025	93,370
Placings with and advances to banks and
other financial institutions maturing after one month	22,554	19,659
	69,579	113,029

Trading assets

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Treasury bills	103,621	6,303
Other debt securities	4,750	4,058
Debt securities	108,371	10,361
Equity shares	__	2
Total trading securities	108,371	10,363
Other^	18	27
Total trading assets	108,389	10,390

Debt securities:
- listed in Hong Kong	3,631	2,564
- listed outside Hong Kong	269	796
	3,900	3,360
- unlisted	104,471	7,001
	108,371	10,361
Equity shares:
- listed in Hong Kong	__	2

Total trading securities	108,371	10,363

Debt securities:
Issued by public bodies:
- central governments and central banks	107,428	9,061
- other public sector entities	378	387
	107,806	9,448
Issued by other bodies:
- banks and other financial institutions	306	562
- corporate entities	259	351
	565	913
	108,371	10,361
Equity shares:
Issued by corporate entities	__	2
Total trading securities	108,371	10,363

^ This represents amount receivable from counterparties on trading transactions not yet settled.

Trading assets rose substantially by HK$97,999 million, or 943.2 per cent when compared with the end of 2007. In light of the unprecedented turbulence in the financial markets and the interventions by various governments and central banks to stabilize the financial system, the bank has further strengthened its prudent risk management strategy and preserved its liquidity and yield by deploying its surplus funds from matured available-for-sale securities and short term interbank placement to high quality debt securities. These trading securities are mostly in the form of treasury bills with short tenors issued by governments.

Financial assets designated at fair value

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Certificates of deposit	163	52
Other debt securities	7,273	7,860
Debt securities	7,436	7,912
Equity shares	362	5,980
	7,798	13,892

Debt securities:
- listed in Hong Kong	834	1,113
- listed outside Hong Kong	1,004	1,377
	1,838	2,490
- unlisted	5,598	5,422
	7,436	7,912
Equity shares:
- listed in Hong Kong	26	1,976
- listed outside Hong Kong	57	1,600
	83	3,576
- unlisted	279	2,404
	362	5,980
	7,798	13,892

Debt securities:
Issued by public bodies:
- central governments and central banks	924	2,004
- other public sector entities	564	395
	1,488	2,399
Issued by other bodies:
- banks and other financial institutions	5,317	4,682
- corporate entities	631	831
	5,948	5,513
	7,436	7,912
Equity shares:
Issued by corporate entities	362	5,980
	7,798	13,892

Financial assets are designated at fair value, usually together with the related liabilities or derivative financial instruments, primarily for the purpose of eliminating or significantly reducing the accounting mismatch. The figures also include those financial assets of life insurance funds designated at fair value for backing policyholders' liabilities.

Advances to customers

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Gross advances to customers	331,164	309,409
Less:
Loan impairment allowances:
- individually assessed	(1,241)	(417)
- collectively assessed	(802)	(636)
	329,121	308,356

Included in advances to customers are:
- trade bills	2,899	3,690
- loan impairment allowances	(30)	(14)
	2,869	3,676

Loan impairment allowances against advances to customers

	Individually	Collectively
Figures in HK$m	assessed	assessed	Total

At 1 January 2008	417	636	1,053
Amounts written off	(110)	(346)	(456)
Recoveries of advances
written off in previous years	20	36	56
New impairment allowances
charged to income statement	993	512	1,505
Impairment allowances released
to income statement	(68)	(36)	(104)
Unwinding of discount of loan
impairment allowances
recognised as 'interest income'	(11)	__	(11)
At 31 December 2008	1,241	802	2,043

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 31 December	At 31 December
	2008	2007
	%	%

Loan impairment allowances:
- individually assessed	0.37	0.13
- collectively assessed	0.24	0.21
Total loan impairment allowances	0.61	0.34

Total loan impairment allowances as a percentage of gross advances to customers were 0.61 per cent at 31 December 2008, 0.27 percentage points higher than at the same time in 2007. Individually assessed allowances as a percentage of gross advances rose by 0.24 percentage points to 0.37 per cent, reflecting the downgrading of certain corporate and commercial banking customers as a result of the weakening credit environment.

Impaired advances and allowances

	At 31 December	At 31 December
Figures in HK$m	2008	2007
Gross impaired advances	3,404	1,261
Individually assessed allowances	(1,241)	(417)
	2,163	844

Individually assessed allowances
as a percentage of
gross impaired advances	36.5%	33.1%

Gross impaired advances
as a percentage of
gross advances to customers	1.0%	0.4%

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired advances rose significantly by HK$2,143 million to HK$3,404 million, mainly due to the downgrade of certain corporate and commercial banking customers. Gross impaired advances as a percentage of gross advances to customers were 1.0 per cent, up by 0.6 percentage points.

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Gross individually assessed
impaired advances	3,297	1,183
Individually assessed allowances	(1,241)	(417)
	2,056	766

Gross individually assessed
impaired advances
as a percentage of
gross advances to customers	1.0%	0.4%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired advances to customers	1,502	754

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross advances, only the amount of collateral up to the gross advance was included.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 31 December		At 31 December
		2008		2007
	HK$m	%	HK$m	%

Gross advances to customers
which have been overdue
with respect to either principal
or interest for periods of:
- more than three months but
not more than six months	340	0.1	329	0.1
- more than six months but
not more than one year	419	0.1	312	0.1
- more than one year	311	0.1	112	__
	1,070	0.3	753	0.2

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances rose by HK$317 million, or 42.1 per cent, to HK$1,070 million as at 31 December 2008, attributable to the downgrade of certain corporate and commercial banking customers. Overdue advances as a percentage of gross advances to customers stood at 0.3 per cent, compared with 0.2 per cent at the end of 2007.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 31 December		At 31 December
		2008		2007
	HK$m	%	HK$m	%

Rescheduled advances to customers	281	0.1	352	0.1

Rescheduled advances are those advances that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances (page 46).

Rescheduled advances decreased by HK$71 million, or 20.2 per cent, to HK$281 million at 31 December 2008, representing 0.1 per cent of gross advances to customers (the same as at the previous year-end).

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty. At 31 December 2008, about 90 per cent (over 90 per cent at 31 December 2007) of the group's advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong. There was no geographical segment other than Hong Kong to which the bank's advances to customers is not less than 10 per cent of the total loans and advances.

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Gross advances to customers for
use in Hong Kong

Industrial, commercial and
financial sectors
Property development	25,314	20,431
Property investment	66,179	54,676
Financial concerns	3,146	3,232
Stockbrokers	526	524
Wholesale and retail trade	6,183	6,034
Manufacturing	12,828	8,311
Transport and transport equipment	8,400	9,368
Recreational activities	26	218
Information technology	1,075	913
Other	21,553	21,396
	145,230	125,103
Individuals
Advances for the purchase of flats under
the Government Home Ownership
Scheme, Private Sector Participation
Scheme and Tenants Purchase Scheme	16,739	18,437
Advances for the purchase of other
residential properties	89,669	85,923
Credit card advances	12,841	11,354
Other	11,892	13,155
	131,141	128,869
Total gross advances for use in Hong Kong	276,371	253,972
Trade finance	19,039	22,995
Gross advances for use outside Hong Kong	35,754	32,442
Gross advances to customers	331,164	309,409

Gross advances to customers rose by HK$21.8 billion, or 7.0 per cent, to HK$331.2 billion compared with the previous year-end.

The bank proactively managed its loan book amid the changing credit environment, enabling it to capture good business opportunities in the first half of 2008 and record encouraging growth in industrial, commercial and financial sectors during the year. Lending to property development and property investment increased satisfactorily by 23.9 per cent and 21.0 per cent respectively against the backdrop of the buoyant property market in the first half of 2008. Lending to manufacturing sectors grew by 54.3 per cent while lending to transport and transport equipment fell by 10.3 per cent, mainly due to loan repayments.

Trade finance dropped by 17.2 per cent, reflecting the sustained contraction of exports to the US, the Mainland and major Asian markets.

Lending to individuals recorded a rise of 1.8 per cent despite the economic downturn. Excluding the fall in Government Home Ownership Scheme ('GHOS') mortgages, lending to individuals grew by 3.6 per cent. Residential mortgages to individuals rose by 4.4 per cent as the bank was able to capture business opportunities arising from the booming property market in the first half of 2008 by leveraging its e-Mortgage service and mortgage consultants to offer a premium mortgage solution. Although economic conditions led to a decline in property market activity during the second half, the bank was able to maintain its position as one of the market leaders amid intense market competition.

Credit card business registered strong growth, with card advances growing by 13.1 per cent. This was supported by a rise of 13.4 per cent in the number of cards in issue and a 15.9 per cent increase in card spending, mainly due to successful card customer acquisition and card utilisation campaigns.

Loans for use outside Hong Kong increased by HK$3,312 million, or 10.2 per cent, compared with the end of 2007. This was due largely to the 3.7 per cent growth in the mainland loan portfolio, which had reached HK$26.9 billion at 31 December 2008. The bank employed a cautious approach to lending on the Mainland and will continue to strengthen its prudent credit risk policies in light of the more difficult operating conditions for businesses.

Financial investments

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Available-for-sale at fair value:
- debt securities	144,520	220,998
- equity shares	434	4,299
Held-to-maturity debt securities at amortised cost	36,205	18,997
	181,159	244,294

Fair value of held-to-maturity debt securities	39,315	19,526

Treasury bills	9,927	3,089
Certificates of deposit	12,871	30,247
Other debt securities	157,927	206,659
Debt securities	180,725	239,995
Equity shares	434	4,299
	181,159	244,294
Debt securities:
- listed in Hong Kong	5,604	5,234
- listed outside Hong Kong	67,018	71,997
	72,622	77,231
- unlisted	108,103	162,764
	180,725	239,995
Equity shares:
- listed in Hong Kong	37	3,449
- listed outside Hong Kong	68	188
	105	3,637
- unlisted	329	662
	434	4,299
	181,159	244,294

Fair value of listed financial investments	73,048	80,898

Debt securities:
Issued by public bodies:
- central governments and central banks	16,643	8,526
- other public sector entities	4,353	5,688
	20,996	14,214
Issued by other bodies:
- banks and other financial institutions	144,167	211,568
- corporate entities	15,562	14,213
	159,729	225,781
	180,725	239,995
Equity shares:
Issued by corporate entities	434	4,299
	181,159	244,294

Debt securities by rating agency designation

	At 31 December	At 31 December
Figures in HK$m	2008	2007

AAA	40,775	17,569
AA- to AA+	71,511	120,780
A- to A+	56,296	86,080
B+ to BBB+	7,572	10,939
B and lower	160	-
Unrated	4,411	4,627
	180,725	239,995

Financial investments fell by HK$63,135 million, or 25.8 per cent, against 2007 year-end, due mainly to the shift of funds from debt securities to the interbank money market in light of continued volatility in the credit market. At 31 December 2008, 97.6 per cent of the group's holdings of debt securities were assigned with investment grade ratings by rating agencies. For debt securities within the range 'B and lower', the bank wrote down the carrying value to its estimated recoverable amount and made impairment charges totalling HK$1,375 million during 2008. The unrated debt securities were issued by subsidiaries of investment-grade banks and are guaranteed by their corresponding holding companies. These notes rank pari passu with all of the respective guarantors' other senior debt obligations. The group did not hold any investments in structured investment vehicles or any sub-prime related assets such as collateralised debt obligations, mortgage-backed securities or other asset-backed securities.

Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves. Where any actual impairment occurred, the cumulative fair value deficit already reflected in reserves on the impaired securities was transferred to the income statement as required under the relevant Hong Kong Accounting Standard.

Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Amounts due from/to immediate holding company and fellow subsidiary companies

At balance sheet dates, the amounts due from/to the bank's immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated balance sheet are as follows:

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Amounts due from:
Cash and balances with banks and
other financial institutions	7,032	861
Placings with and advances to banks
and other financial institutions	10,899	5,777
Financial assets designated at fair value	3,545	3,672
Derivative financial instruments	635	386
Financial investments	692	909
Other assets	226	128
	23,029	11,733

Amounts due to:
Customer accounts	177	1,930
Deposits from banks	5,478	3,471
Derivative financial instruments	7,425	1,773
Subordinated liabilities	2,015	2,028
Other liabilities	274	316
	15,369	9,518

Investments in associates

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Share of net assets	8,314	5,894
Intangibles	157	__
Goodwill	399	283
	8,870	6,177

Investments in associates increased by HK$2,693 million, mainly due to the increase in the bank's share of net assets of Industrial Bank Co., Ltd as well as its investment in Yantai City Commercial Bank.

Intangible assets

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Present value of in-force long-term
insurance business	2,707	2,324
Internally developed software	321	212
Acquired software	28	24
Goodwill	329	329
	3,385	2,889

Other assets

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Items in the course of collection
from other banks	4,028	6,193
Prepayments and accrued income	2,711	4,433
Assets held for sale
- Repossessed assets	136	116
- Other assets held for sale	16	83
Acceptances and endorsements	3,090	3,294
Retirement benefit assets	30	108
Other accounts	1,495	1,238
	11,506	15,465

Current, savings and other deposit accounts

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Current, savings and other deposit accounts:
- as stated in consolidated balance sheet	562,183	546,653
- structured deposits reported as
trading liabilities	29,785	24,162
	591,968	570,815
By type:
- demand and current accounts	36,321	34,130
- savings accounts	294,556	254,976
- time and other deposits	261,091	281,709
	591,968	570,815

Certificates of deposit and other debt securities in issue

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated balance sheet	2,772	5,685
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	9,716	14,087
	12,488	19,772

By type:
- certificates of deposit in issue	6,633	9,212
- other debt securities in issue	5,855	10,560
	12,488	19,772

Customer deposits, certificates of deposit and other debt securities in issue rose by HK$13.9 billion, or 2.3 per cent, to HK$604.5 billion, largely due to increases in Hong Kong dollar and United States dollar savings accounts and mainland deposits.

In tandem with the expanding scope of Chinese renminbi banking services offered by Hang Seng China, deposits from mainland branches registered impressive growth of 91.8 per cent. Hang Seng China will continue building an integrated network via its expanding outlet presence in key cities and provide premium services to grow its customer base.

Trading liabilities

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Structured certificates of deposit and
other debt securities in issue	9,716	14,087
Structured deposits	29,785	24,162
Short positions in securities and other	8,781	9,902
	48,282	48,151

Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which is managed in the trading book.

Other liabilities

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Items in the course of transmission
to other banks	4,583	8,407
Accruals	2,924	3,836
Acceptances and endorsements	3,090	3,294
Retirement benefit liabilities	3,532	633
Other	1,319	1,680
	15,448	17,850

Subordinated liabilities

		At 31 December	At 31 December
Figures in HK$m		2008	2007

Nominal value	Description

Amount owed to third parties

HK$1,500 million	Callable floating rate
	subordinated notes due June 2015	1,498	1,497

HK$1,000 million	4.125 per cent callable fixed rate
	subordinated notes due June 2015	994	989

US$450 million	Callable floating rate
	subordinated notes
	due July 2016	3,478	3,497

US$300 million	Callable floating rate
	subordinated notes
	due July 2017	2,318	2,332

Amount owed to HSBC Group undertakings

US$260 million	Callable floating rate
	subordinated loan debt
	due December 2015	2,015	2,028
		10,303	10,343

Representing:
- measured at amortised cost		9,309	9,354
- designated at fair value		994	989
		10,303	10,343

There was no subordinated debt issued during 2008. The outstanding subordinated notes, which qualify as supplementary capital, serve to help the bank maintain a more balanced capital structure and support business growth.

Shareholders' funds

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Share capital	9,559	9,559
Retained profits	32,518	32,873
Premises revaluation reserve	3,711	3,639
Cash flow hedges reserve	562	144
Available-for-sale investments reserve
- on debt securities	(4,137)	(841)
- on equity securities	314	2,733
Capital redemption reserve	99	99
Other reserves	3,264	2,514
Total reserves	36,331	41,161
	45,890	50,720
Proposed dividends	5,736	5,736
Shareholders' funds	51,626	56,456

Return on average shareholders' funds	26.0%	35.4%

Shareholders' funds (excluding proposed dividends) decreased by HK$4,830 million, or 9.5 per cent, to HK$45,890 million at 31 December 2008. Retained profits were down by HK$355 million, reflecting the increase in actuarial loss on the defined benefit scheme during the year. The available-for-sale investments reserve (including debt and equity securities) showed a deficit of HK$3,823 million compared with a surplus of HK$1,892 million in 2007.

In accordance with accounting standards, available-for-sale debt and equity securities should be measured at fair value. The carrying amounts of the various debt and equity securities are reviewed at the balance sheet date to determine whether there is any objective evidence of impairment. If evidence exists, the relevant carrying amount is reduced to the estimated recoverable amount by means of an impairment charge to the income statement.

The available-for-sale investments reserve for debt securities showed a deficit of HK$4,137 million compared with a deficit of HK$841 million at the end of 2007, reflecting the mark down of debt securities, predominantly through reserves as credit spreads widened after the outbreak of global credit crisis and the liquidity crunch. The group has assessed that the impairment provision on debt securities at 31 December 2008 was adequate and sufficient.

The available-for-sale investments reserve for equity securities fell by HK$2,419 million to HK$314 million compared with 2007 year-end, due mainly to the decrease in the fair value of certain equity securities which were adversely affected by the slowdown of the equities markets and the release of reserves upon the disposal of equity securities during the year.

The return on average shareholders' funds was 26.0 per cent, compared with 35.4 per cent for 2007.

There was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank's securities in 2008.

Capital resources management

Analysis of capital base and risk-weighted assets

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Capital base
Core capital:
- Share capital	9,559	9,559
- Retained profits	24,290	29,437
- Classified as regulatory reserve	(854)	(911)
- Less: deductible of core capital	(557)	(283)
- Less: 50 per cent of total
unconsolidated investments and
other deductions	(6,330)	(5,875)
- Total core capital	26,108	31,927

Supplementary capital:
- Fair value gains on the revaluation
of property	3,465	3,466
- Fair value gains on the revaluation
of available-for-sale investment and
equity	649	823
- Collective impairment allowances	78	636
- Regulatory reserve	94	911
- Surplus provision	101	-
- Term subordinated debt	10,357	10,354
- Less: 50 per cent of total
unconsolidated investments and
other deductions	(6,330)	(5,875)
- Total supplementary capital	8,414	10,315

Total capital base after deductions	34,522	42,242

Risk-weighted assets
- Credit risk	235,576	342,798
- Market risk	1,684	2,166
- Operational risk	38,104	33,558
	275,364	378,522

Capital adequacy ratio	12.5%	11.2%
Core capital ratio	9.5%	8.4%

Capital ratios at 31 December 2008 were compiled in accordance with the Banking (Capital) Rules ('the Capital Rules') issued by the Hong Kong Monetary Authority ('HKMA') under section 98A of the Hong Kong Banking Ordinance for the implementation of Basel II, which came into effect on 1 January 2007. Having obtained approval from the HKMA to adopt the foundation internal ratings-based approach ('FIRB') to calculate the risk-weighted assets for credit risk from 1 January 2008, the bank used the FIRB approach to calculate its credit risk exposure at 31 December 2008. The standardised (operational risk) approach and internal models approach were used to calculate its operational risk and market risk respectively. The capital adequacy ratio and core capital ratio at 31 December 2007 were calculated using the standardised (credit risk) approach ('STC'). As there are significant differences between the FIRB and STC approaches, the capital ratios of the two periods are not directly comparable.

The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are regulated financial entities (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

In accordance with the HKMA guideline Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting, the group has a regulatory reserve of HK$854 million from retained profits.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	2008	2007

The bank and its subsidiaries
designated by the HKMA	46.4%	52.9%

Reconciliation of cash flow statement

(a)    Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	2008	2007

Operating profit	13,725	17,789
Net interest income	(16,232)	(14,719)
Dividend income	(82))	(52))
Loan impairment charges and other
credit risk provisions	2,776	576
Impairment of available-for-sale equity securities	284	__
Depreciation	432	348
Amortisation of intangible assets	60	33
Amortisation of available-for-sale investments	(398)	(838))
Amortisation of held-to-maturity debt securities	1	(1)
Advances written off net of recoveries	(400)	(429)
Interest received	16,232	25,530
Interest paid	(9,249)	(19,208)
Operating profit before changes in working capital	7,149	9,029
Change in treasury bills and certificates of deposit
with original maturity more than three months	14,016	(5,958)
Change in placings with and advances to banks
maturing after one month	(2,895)	4,324
Change in trading assets	(100,363))	1,160
Change in financial assets designated at fair value	(276)	362
Change in derivative financial instruments	7,848	349
Change in advances to customers	(21,766)	(29,150)
Change in other assets	(3,474)	(11,612)
Change in financial liabilities designated at fair value	5	2
Change in current, savings and other deposit accounts	15,530	63,832
Change in deposits from banks	(8,300))	2,056
Change in trading liabilities	131)	(11,942	) )
Change in certificates of deposit and
other debt securities in issue	(2,913)	(1,910)
Change in other liabilities	7,150)	10,963
Elimination of exchange differences
and other non-cash items	4,542	(7,892))
Cash (used in)/generated from operating activities	(83,616)	23,613
Taxation paid	(3,214)	(2,543)
Net cash (outflow)/inflow from operating activities	(86,830)	21,070

(b)    Analysis of the balances of cash and cash equivalents

	At 31 December	At 31 December
Figures in HK$m	2008	2007

Cash and balances with banks and
other financial institutions	24,822	16,864
Placings with and advances to banks and other
financial institutions maturing within one month	44,572	89,895
Treasury bills	6,722	4,114
Certificates of deposit	-	2,601
	76,116	113,474

Contingent liabilities, commitments and derivatives

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 31 December 2008

Direct credit substitutes	4,174	4,174	2,132
Transaction-related contingencies	1,016	507	418
Trade-related contingencies	7,046	1,409	922
Forward asset purchases	59	59	59
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable ^	23,708	15,992	6,389
- unconditionally cancellable	155,505	30,971	3,586
	191,508	53,112	13,506

Exchange rate contracts:
Spot and forward foreign exchange	500,166	7,364	1,872
Other exchange rate contracts	51,226	1,836	778
	551,392	9,200	2,650

Interest rate contracts:
Interest rate swaps	248,758	4,144	1,117
Other interest rate contracts	142	1	__
	248,900	4,145	1,117

Other derivative contracts	15,705	1,141	343

^ The contract amount for undrawn formal standby facilities, credit lines and other commitments to lend with an original maturity of 'not more than one year' and 'more than one year' were HK$10,444 million and HK$13,264 million respectively.

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 31 December 2007

Direct credit substitutes	4,651	4,651	3,638
Transaction-related contingencies	812	406	398
Trade-related contingencies	10,274	2,055	2,045
Forward asset purchases	115	115	115
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not more than one year	20,253	4,051	4,051
- more than one year	15,973	7,986	6,752
- unconditionally cancellable	145,641	__	__
	197,719	19,264	16,999

Exchange rate contracts:
Spot and forward foreign exchange	580,889	7,606	2,196
Other exchange rate contracts	25,957	803	189
	606,846	8,409	2,385

Interest rate contracts:
Interest rate swaps	189,703	2,121	520
Other interest rate contracts	312	__	__
	190,015	2,121	520

Other derivative contracts	26,709	2,294	1,263

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purpose of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Banking (Capital) Rules issued by the HKMA, which came into effect on 1 January 2007.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivative financial instruments are held for trading or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 31 December 2008			At 31 December 2007
Figures in HK$m	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging

Contract amounts:
Interest rate contracts	161,519	1,797	85,942	127,654	2,207	60,232
Exchange rate contracts	655,777	__	__	724,501	__	__
Other derivative contracts	21,168	__	__	42,446	2,898	__
	838,464	1,797	85,942	894,601	5,105	60,232

Derivative assets:
Interest rate contracts	2,121	31	1,410	697	6	935
Exchange rate contracts	3,300	__	__	2,261	__	__
Other derivative contracts	242	__	__	792	11	__
	5,663	31	1,410	3,750	17	935

Derivative liabilities:
Interest rate contracts	2,249	30	569	763	14	148
Exchange rate contracts	5,717	__	__	2,072	__	__
Other derivative contracts	6,380	__	__	1,627	59	__
	14,346	30	569	4,462	73	148

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Additional information

1.  Statutory accounts and accounting policies

The information in this news release does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2008 ('2008 accounts'), which will be delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 2 March 2009.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank's Annual Report which will be published on the websites of The Stock Exchange of Hong Kong Limited and the bank on the date of issue of this news release.

The 2008 accounts and this news release have been prepared on a basis consistent with the accounting policies adopted in the 2007 accounts except for the following:

HK(IFRIC)-Int 11 'Group and Treasury Share Transactions' is effective for annual periods beginning on or after 1 March 2007. On application of this interpretation, with effect from 1 January 2008, the group has recognised all share-based payment transactions as equity-settled. In prior years, certain share-based payment transactions, mainly involving achievement and restricted share awards, were recognised as cash-settled transactions, whereby a liability was recognised in respect of the fair value of such awards at each reporting date. With effect from 1 January 2008, when these are recognised as equity-settled transactions, the fair value of the awards at grant date are recognised in 'Other reserves' under shareholders' equity, instead of the fair value being re-measured at each reporting date as a liability. The application of the HK(IFRIC)-Int 11 does not have significant financial or presentation effect on the group's financial statements. As a result, no restatement of comparative figures was made as the amounts were immaterial.
To align with the International Accounting Standards Board, on 14 October 2008, the HKICPA issued amendments to HKAS 39 Financial Instrument: Recognition and Measurement and HKFRS 7 Financial Instruments: Disclosures. The amendments allow reclassifications of financial assets out of the fair value through profit and loss category or available-for-sale category, provided certain criteria are met and ongoing fair value related disclosures are made. The group has not made any reclassification under the revised HKAS 39 during 2008.

2.  Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3.  Property revaluation

On 30 September 2008, the group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited and were adjusted for material change in the valuation as at 31 December 2008. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for group premises amounted to HK$242 million of which HK$71 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$171 million was credited to the premises revaluation reserve. Revaluation gains of HK$8 million on investment properties were recognised through the income statement. The related deferred tax provisions for group premises and investment properties were HK$40 million and HK$1 million respectively.

The revaluation exercise also covered investment properties reclassified as properties held for sale. In accordance with HKFRS 5, the revaluation deficit of HK$8 million was recognised through the income statement.

4.  Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. Net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. At 31 December 2008, the US dollar (US$) was the currency in which the group had non-structural foreign currency positions that were not less than 10 per cent of the total net position in all foreign currencies. The group also had a Chinese renminbi (RMB) structural foreign currency position, which was not less than 10 per cent of the total net structural position in all foreign currencies.

	At 31 December		At 31 December
Figures in HK$m		2008		2007
	US$	RMB	US$	RMB
Non-structural position
Spot assets	240,624	37,665	227,698	26,160
Spot liabilities	(200,971)	(37,568)	(184,258)	(26,149)
Forward purchases	269,935	26,549	298,806	26,549
Forward sales	(303,047)	(27,082)	(335,592)	(28,330)
Net option position	(1)	__	32	__
Net long/(short) non-structural position	6,540	(436)	6,686	(1,770)

At 31 December 2008, the group's major structural foreign currency positions were in US$ and RMB.

	At 31 December		At 31 December
		2008	2007
		% of		% of
		total net		total net
		structural		structural
	HK$m	position	HK$m	position
Structural positions
US dollar	285	2.0	286	2.5
Chinese renminbi	13,343	96.5	10,752	95.8

5.  Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14 per cent-owned, subsidiary of HSBC Holdings plc.

6.  Register of shareholders

The register of shareholders of Hang Seng Bank will be closed on Wednesday, 18 March 2009, during which no transfer of shares can be registered. In order to qualify for the fourth interim dividend for 2008, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Tuesday, 17 March 2009. The fourth interim dividend will be payable on Tuesday, 31 March 2009 to shareholders whose names appear on the register of shareholders of the bank on Wednesday, 18 March 2009. Shares of Hang Seng Bank will be traded ex-dividend as from Monday, 16 March 2009.

7.  Proposed timetable for 2009 quarterly dividends

	First	Second	Third	Fourth
	interim dividend	interim dividend	interim dividend	interim dividend

Announcement	5 May 2009	3 August 2009	2 November 2009	1 March 2010
Book close and
record date	21 May 2009	18 August 2009	17 November 2009	16 March 2010
Payment date	4 June 2009	2 September 2009	2 December 2009	31 March 2010

8.  Code on Corporate Governance Practices

The bank is committed to high standards of corporate governance and follows the module on 'Corporate Governance of Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the HKMA. The bank has also followed all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2008.

The Audit Committee of the bank has reviewed the results for the year ended 31 December 2008.

9.  Board of Directors

As at 2 March 2009, the Board of Directors of the bank comprised Dr Raymond K F Ch'ien* (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Alexander A Flockhart#, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.

*    Independent non-executive Directors

#    Non-executive Directors

10.  News release

Copies of this news release may be obtained from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website www.hangseng.com.

The 2008 Annual Report and Financial Statements, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of The Stock Exchange of Hong Kong Limited and Hang Seng Bank on the date of issue of this news release. Printed copies of the 2008 Annual Report will be sent to shareholders in late-March 2009.

Media enquiries to:

Walter Cheung               Telephone: (852) 2198 4020

Michelle Chan                Telephone: (852) 2198 4236

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: March 2, 2009